Exhibit 99.1

Kent B. Foster Chairman & Chief Executive Officer
April 7, 2005
Mr. Gregory M. Spierkel
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
Dear Greg:
It is my pleasure to confirm that the Board of Directors of Ingram Micro Inc. has elected you to the position of Chief Executive Officer effective June 1, 2005. You will continue to be based in Santa Ana and will report to the Board of Directors.
The Human Resources Committee of the Board of the Directors has approved the following compensation package to be effective with your appointment: Your salary grade will increase from E8 to E9. Your base salary will increase from $19,230.77 bi-weekly (approximately $500,000 annualized) to $26,923.08 bi-weekly (approximately $700,000 annualized) to be paid on the company’s standard bi-weekly payroll cycle.
You will continue to be eligible to participate in the 2005 Annual Executive Incentive Award Program. Your Target Award will increase from 85% to 90% of your base salary, based on salary paid from the effective date of your appointment through December 31, 2005. Details regarding the 2005 Annual Executive Incentive Award Program have been previously provided to you.
All other terms and conditions of your employment will remain the same.
This appointment is made with the mutual understanding that your employment by Ingram Micro Inc. is on an “at-will” basis; that is, either you or the Company may dissolve the employment relationship at any time for any reason, with or without notice.

Mr. Gregory M. Spierkel
April 7, 2005

I am pleased that this appointment will enable you to continue your professional career development and I am confident that you will continue to make significant contributions to the growth and financial success of Ingram Micro Inc.
Warm regards,

/s/ Kent B. Foster Kent B. Foster

cc:	Tom Berry Matt Sauer Larry Boyd Personnel File